Exhibit 3(ii).1

Amendment of Bylaws

1.

The first sentence of section 3.4 of the Company’s amended and restated bylaws (“Special Meetings”) is amended to read as follows:

Special meetings of the board of directors may be held at any time at the call of the chairman of the board, the president, the lead director or any two directors.

2.

A new section 3.15 is added to Article 3 of the Company’s amended and restated bylaws (“Directors”) to read as follows:

3.15

Lead Director

If the Corporation’s president and chief executive officer, or any other officer or employee of the Corporation, is serving as the chairman of the board, the board is required to appoint an outside director as the lead director. The lead director shall be independent under the listing standards of the National Association of Securities Dealers, Inc., and shall serve at the board’s pleasure until the next election of directors by the stockholders.

The lead director shall: working with the chairman of the board, coordinate the scheduling and agenda of board meetings and the preparation and distribution of agenda materials; preside when the board meets in executive session or otherwise in the absence of the chairman of the board; call special meetings of the board when he considers appropriate; oversee the scope, quality and timeliness of the flow of information from the Corporation’s management to the board; and serve as an independent point of contact for stockholders wishing to communicate with the board other than through the chairman of the board.